Exhibit 8.1

List of Subsidiaries

1.	Nano Size Ltd., a company incorporated under the laws of Israel.

2.	Digiflex Ltd., a company incorporated under the laws of Israel.

3.	Digiflex Inc., a company incorporated under the laws of the United States and a direct subsidiary of DigiFlex Ltd..

4.	Jet CU P.C.B. Ltd, a company incorporated under the laws of Israel.